Filed by: Exult, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

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Your Innovation Your Efficiency Your Results

Your Productivity Your Growth Your Advantage

Scaling New Heights

Introducing The Exult & Hewitt Combination June 2004

Our Plans for Today’s All Hands Meeting

Review highlights of the proposed merger

Provide an opportunity to learn more about Hewitt

Share why we are so convinced that this is a great step for our futures

Discuss what will happen next

Questions and answers

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 2

Scaling New Heights –Taking It To Next Level

Bring together the #1 HR BPO company and the #1 Benefits provider to create a clear leader in HRO

Fundamental to achieving our strategic vision

– Scale

– Expanded Global Presence

– Integrated Pay/Benefits Offering

– Deep Domain Expertise (Content Counts…)

– Richer Talent Pool

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 3

What Does This Mean To You Now?

No changes for next several months:

– Stay focused on client service

– Support our sales teams to bring in new clients

– Stay informed

– Ability to change

Strong performers will continue to have opportunities – flexibility is key

Base salary will transfer when you join Hewitt; adjust to Hewitt’s timing and process for salary reviews (December or June) as soon as practical

On balance, Hewitt will provide a broader benefits offering

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 4

What Does This Mean To You Now?

We fully expect that the ER2 incentive program for Levels A—B1 will continue through 2004. Details are still being worked out.

For B2 through C employees, the Board will establish a discretionary incentive pool when the deal closes. The amount will be pro-rated for 9 months, based upon Exult’s financial performance through Q2.

The merger will be a stock transaction:

– Exult stock will convert to Hewitt stock (1/5 of a share of Hewitt class A stock for every share of Exult)

– Options will vest fully when deal closes, cash will be paid for those “in the money.”

– The ESPP program will end with the June 30 purchase period.

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 5

Who Is Hewitt Today?

Mission Vision Values

To excel To be the People at helping our most influential Excellence clients and their advisor Collaboration people succeed and the leading Integrity together service provider in the people business

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 6

Who Is Hewitt Today?
Highlights

A Leading Global HR outsourcing and consulting firm

- $1.4 Billion in outsourcing revenues and $2 Billion overall
- 300+ clients benefits outsourcing clients
- 18+ million benefits participants; administer benefits for one in every 20 Americans
- 9,000 outsourcing associates and 16,000+ overall
- 89 offices in 38 countries/territories
- 16 outsourcing centers (US, UK, Canada, India, Puerto Rico, Singapore, China)
- HR BPO clients: TXU, Sony and three more

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A Few Of Hewitt’s Blue Chip Clients

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 8

Who Is Hewitt today?
Industry Recognitions

EXULT

- One of America's Most Admired Companies (Fortune, 2004)
- On Forbes list of World's Leading Companies (2004)
- One of the 100 Best Places to Work for IT (Computerworld 2001, 2002 and 2003)
- One of the largest and most innovative users of IT in the U.S. (*InformationWeek*, 2002, 2003)
- One of The 10 Best Consulting Firms to Work For (*Consulting*)

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Leadership through Experience, Execution and Scale

EXULT

- **Experience:**
  - 20+ years in benefit plan management
  - 10+ years in benefits outsourcing
  - Introduced 1st fully integrated benefits admin platform
- **Execution:**
  - Highest standard: on time, on budget
  - Hundreds of implementations for large, complex companies
  - Reputation for excellence
- **Scale:**
  - Largest health and welfare outsourcer
  - Largest defined benefit outsourcer
  - Largest independent defined contribution outsourcer
  - Largest 3-service outsourcer
- **Technology:**
  - HR technology innovator
  - World class technology infrastructure
  - More than 2500 dedicated IT associates
  - Leading technology companies choose to work with Hewitt

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The Window of Opportunity is Now

• Opportunity is emerging and evolving rapidly

• Strong growth expected over next four years

• Competition heating up

• Success hinges on being able to provide the most comprehensive and flexible solution

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 11

Who Will We Be In The Future?

Leadership in HR BPO

Unmatched execution, excellence and experience Complementary and comprehensive services Scale and increased financial strength Most comprehensive, flexible solution in the marketplace Strong, compatible cultures

The new Hewitt will have the breadth and depth to meet the needs of most any client contemplating HRO…from consulting to point solutions, to comprehensive end-to-end HRO.

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 12

Who Will We Be In The Future?
Our Combined Global Presence

EXULT



Hewitt
Exult
Both
Glasgow
Hemel Hempstead
London
Toronto
South Shields
Netherlands
Lincolnshire
Connecticut*
Memphis
Krakow
New Jersey
Switzerland
Belgium
Charlotte
Pleasanton*
Shanghai
Orlando
Atlanta
Dehli
Hong Kong
Newport Beach
Mumbai
Puerto Rico
Chennai
Irvine
Woodlands
Singapore
Dallas*
Uberlandia, Brazil

Plus over 50 recruiting locations and 3 ReloAction* offices

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Who Will We Be In The Future? Some Sample Numbers

Almost $3 Billion in Annual Significant cash flow generation Over $300 Million and R&D investments IT 600,000 client employees served

18 million benefits participants outsourcing clients

HR advisor to more that 2,300 HR

18,000+ employees

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 14

Integration

Dedicated Integration Manager and Team Leads from:

Operations

Product Offerings Synergy

Business

Marketing

Capture

Finance, Treasury Tax

HR Capture Sales Model

IT

Real Estate Communication

Legal

We must continue to operate as separate companies until the deal is closed.

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 15

What’s Next?

Announcement to Close ( 3 months)

Establish dedicated integration

Develop detailed for each functionals integration plans functional area.

Determine and communicate employee Identify measures and baselines Identify “quick synergy wins” to Regulatory review and approval. Approval by both organizationsf

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 16

What’s Next?

Close to First 100 Days

As a combined company:

Begin integrating the organizations, where appropriate. Introduce integrated product develop strategy roadmap. Initiate joint selling to clients.

Execute integration plans (developed in previous period).

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YOUR INNOVATION x YOUR EFFICIENCY x YOUR RESULTS x YOUR PRODUCTIVITY x YOUR GROWTH x YOUR ADVANTAGE Confidential & Proprietary – 2004, Exult, Inc. 17

What’s Next?

100 Days and Beyond

A continuous process to: Execute integration plans.

Continue tracking and measurement.

Succeed as one firm, and deliver on our promise to provide the most comprehensive and flexible outsourcing solutions available in the industry.

Sell more clients together

Deliver to existing clients with quality and cost savings Drive out redundancies—get synergies Execute against new products—Pay/Benefits specifically

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Questions?

Remember, we’re at the beginning of this journey and working on creating the future. We want your thoughts, ideas, and suggestions.

Don’t have all the answers yet, but you have our commitment to get the information to you quickly.

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